

March 6, 2012

<u>Via E-mail</u>
Mr. James F. McCann
Chief Executive Officer
1-800-FLOWERS.COM, Inc.
One Old Country Road
Carle Place, New York 11514

> **Re: 1-800-FLOWERS.COM, Inc.**
> **Form 10-K for Fiscal Year Ended July 3, 2011**
> **Filed September 16, 2011**
> **Form 10-Q for Fiscal Quarter Ended January 1, 2012**
> **Filed February 10, 2012**
> **File No. 000-26841**

Dear Mr. McCann:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

 Form 10-K for Fiscal Year Ended July 3, 2011

Financial Statements, page F-1

Consolidated Statements of Operations, page F-3

1. We note from your disclosures in Management's Discussion and Analysis on pages 31 through 33 that you earn revenues from franchise operations, membership fees and service offerings. Please tell us whether your revenues from services exceed ten percent of revenues for any period presented. If so, in your response and in future filings please provide the information required by Rule 5-03(b)1. and 2. of Regulation S-X.

Note 15. Business Segments, page F-24

2. We note your disclosure in Management's Discussion and Analysis in the second and
    third paragraphs on page 33 that increases and decreases in shop-to-shop order volumes
    and wholesale sales affect the gross profits of your BloomNet Wire Service and Gourmet
    Food & Gift Baskets categories because these revenue streams carry a lower gross profit
    margin. We also note that you include royalties from your franchised operations within
    your reportable segments. Please tell us whether the reports regularly reviewed by your
    Chief Operating Decision Maker contain disaggregated financial information for sales to
    consumers, shop-to-shop sales, wholesale sales, and franchise fees. If so, please describe
    this disaggregated financial information and provide us with your analysis of whether
    these categories represent operating segments. If applicable, please tell us how each of
    these operations met the aggregation criteria set forth in ASC 280-10-50-11 to be
    included in your reportable segments.

Form 10-Q for Fiscal Quarter Ended January 1, 2012

Financial Statements, page 1

Note 4 – Acquisitions and Dispositions, page 8

3. We note that on November 21, 2011, Fannie May Franchise LLC, your indirect wholly-
    owned subsidiary, entered into agreements to sell 17 existing Fannie May stores to a
    franchisee and entered into an area development agreement for the franchisee to open an
    additional 45 Fannie May franchise stores by December 2014. We have the following
    comments:

    •   We note that in your Form 10-K you did not provide an accounting policy for
        recognizing franchise revenue, although it appears from your disclosures in the eighth
        paragraph on page 7 of that filing that you had over 100 franchised stores as of July 3,
        2011. Please confirm to us that in your next Form 10-K, you will provide revenue
        recognition policy disclosures regarding your franchise operations similar to those
        provided in Note 4 to your Form 10-Q.

    •   In addition, we note your disclosure under Results of Operations, in the first
        paragraph on page 21, that you include royalties from your franchise operations in
        your Consumer Floral segment. We note similar disclosure provided in the seventh
        paragraph on page 31 in your Form 10-K for the fiscal year ended July 3, 2011.
        Please tell us and revise your disclosure in future filings to clarify which segment will
        include the revenues and costs attributable to your Fannie May franchise operations.

Note 11 – Discontinued Operations, page 15

4. We note your disclosure that on September 6, 2011, through your subsidiary The Winetasting Network, you completed the sale of certain assets of your wine fulfillment services business in order to focus on your core Direct-to-Consumer wine business. We note that you classified the results of operations of this business as discontinued operations for all periods. It is unclear from your press release included in Exhibit 99.1 to your Form 8-K filed on September 6, 2011, whether you have eliminated the cash flows from this business. In addition, it appears that you may have some continuing involvement with this business after its disposal. Please tell us how you determined that you met the criteria in ASC 205-20-45-1 to report the disposition of this business as a discontinued operation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief